

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Gary S. Gillheeney
Chief Executive Officer, President and Chair of the Board of Directors
Organogenesis Holdings Inc.
85 Dan Road
Canton, Massachusetts 02021

> **Re: Organogenesis Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed August 8, 2024**
> **File No. 333-281392**

Dear Gary S. Gillheeney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan M. Rourke Reed